Exhibit 99.1

Mainz Biomed Reports Results of 2024 Annual General Meeting

BERKELEY, US – MAINZ, Germany – May 31, 2024 — Mainz Biomed N.V. (NASDAQ: MYNZ), a molecular genetics diagnostic company specializing in the early detection of cancer, , held its annual general meeting (“Annual General Meeting”) on Friday, May 31, 2024 in Amsterdam, The Netherlands. Holders of 2,431,947 ordinary shares, representing approximately 10.9% of our outstanding shares on May 3, 2024, the record date for the Annual General Meeting, were present at such meeting, which constituted a quorum under Dutch law. Each of the matters presented at the Annual General Meeting received the requisite shareholder approval as set below:

Proposal		For	Against	Abstain
1.	Adoption of the statutory annual accounts for the financial year ended 31 December 2023	2,400,449	22,528	8,970
2.	Discharge from liability of the directors for their management and supervision during the financial year ended 31 December 2023	2,187,602	198,949	45,396
3.	Amendment of the articles of association and authorization of CMS to have the deed of amendment of articles of association executed	2,344,801	32,166	54,980
4.	Extension of the authorization of the board to acquire ordinary shares or depositary receipts thereof	2,229,837	169,972	32,138
5.	Extension of the authorization of the board to acquire preferred shares or depositary receipts thereof	2,103,796	296,901	31,250
6.	Reappointment of Mr. G. Baechler as executive director	2,368,376	31,476	32,095
7.	Reappointment of Mr. H.J. Hekland as non-executive director	2,371,381	31,481	29,085
8.	Reappointment of Mr. G.J. Tibbitts as non-executive director	2,378,154	46,443	7,350
9.	Reappointment of Dr. H. Dreismann as non-executive director	2,372,910	29,939	29,098
10.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorization of the board to assign a US auditor at its discretion for the financial year ending 31 December 2024	2,378,052	25,907	27,988

No other matters were voted upon at the Annual General Meeting.

In addition to announcing the results of its Annual General Meeting, Mainz also addresses a recent notification from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq “) regarding the company’s compliance with the minimum bid price requirement. Nasdaq has informed Mainz that it is currently not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the company’s ordinary shares was below the minimum of US$1.00 per share for 30 consecutive trading days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Mainz Biomed N.V. has been granted a compliance period of 180 calendar days to regain compliance with Nasdaq’s minimum bid price requirement. To regain compliance, the closing bid price of the ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to November 25, 2024 and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing. If the company does not regain compliance by November 25, 2024, the company may be eligible for an additional 180 calendar day compliance period. If the company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the company’s ordinary shares will be subject to delisting. The company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

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About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. ColoAlert® is currently marketed across Europe. The Company is planning to run a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test. To learn more, visit mainzbiomed.com.

For media inquiries

MC Services AG
Anne Hennecke/Caroline Bergmann
+49 211 529252 20
mainzbiomed@mc-services.eu

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 9, 2024. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.